Exhibit 11

CREATIVE COMPUTER APPLICATIONS, INC.

COMPUTATION OF EARNINGS PER COMMON SHARE

	Three Months Ended November 30,
	2001	2000

AVERAGE MARKET PRICE PER SHARE	$0.59	$0.76

NET INCOME (LOSS)	$29,977	$(421,449)

Basic weighted average number of common shares outstanding	3,224,358	3,173,575
Diluted effect of stock options	-	-

Diluted weighted average number of common shares outstanding	3,224,358	3,173,575

Basic earnings (loss) per share	$.01	$(.13)

Diluted earnings (loss) per share	$.01	$(.13)